

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 29, 2009

Mr. Michael J. Stevens
Chief Financial Officer
Whiting Petroleum Corporation
1700 Broadway, Suite 2300
Denver, CO 80290-2300

> **Re:** **Whiting Petroleum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **File No. 1-31899**

Dear Mr. Stevens:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Oil and Gas Properties, page 72

1.	We note throughout your document, extensive disclosures regarding CO_2 injection activities at various properties you own. Please modify your accounting policy disclosures to include a policy for your accounting for enhanced recovery activities that addresses each stage of an enhanced recovery projects lifecycle. We may have further comment.

Engineering Comments:

Business, page 5

Risk Factors, page 16

Our use of enhanced recovery methods creates uncertainties that could adversely affect our results of operations and financial condition, page 18

2.   We note your disclosure that "Our CO_2 contracts permit the suppliers to reduce the amount of CO_2 they provide to us in certain circumstances." Please amend your document in an appropriate location to discuss these circumstances.

Properties, page 27

Acreage, page 30

3.   Please expand your tables here to disclose material undeveloped acreage subject to expiration in each of the next three years. You may refer to paragraph 5 of SEC Industry Guide 2 for guidance.

Notes to Consolidated Financial Statements, page 71

Disclosures about Oil and Gas Producing Activities, page 95

4.   Paragraph 11 of FAS 69 requires the explanation of "significant changes" to your disclosed proved reserves. Please amend your document to explain the circumstances that led to additions due to extensions and discoveries and reductions due to revisions during 2008.

5.   FAS 69, paragraph 33(g) specifies the line item "Previously estimated development costs incurred during the period." for the reconciliation of changes to the standardized measure. We note the omission of this item from your document. Please amend your document to comply with FAS 69.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director